APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Kenny's Restaurant and Bar LLC
Balance Sheet - unaudited
For the period ended 3/31/2021

	Current Period	Prior Period
	11-Mar-21	**31-Dec-20**
ASSETS		
Current Assets:		
Cash	$ 1,800.00	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	300.00	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	2,100.00	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 2,100.00	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		2,100.00		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		2,100.00		-
TOTAL LIABILITIES & EQUITY	$	2,100.00	$	-
Balance Sheet Check		-		-

I, Kenneth Reginald Walker, certify that:

1. The financial statements of Kennys Restaurant and Bar LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Kennys Restaurant and Bar LLC has not been included in this Form as Kennys Restaurant and Bar LLC was formed on 07/13/2020 and has not filed a tax return to date.

Signature   *Kenneth Reginald Walker*

Name: Kenneth Reginald Walker

Title: President